Exhibit 99.1

AEGON expands Latin American presence through joint venture with Brazilian life insurer

AEGON has signed an agreement to acquire a 50% interest in Mongeral SA Seguros e Previdência, Brazil’s sixth largest independent life insurer. This strategic joint venture will strengthen AEGON’s presence in Latin America, identified by the Group as a strategic market given its potential for growth.

Mongeral specializes in individual and group life insurance as well as pension and savings products and is Brazil’s leading distributor of worksite and labor union pension plans. AEGON’s partnership with Mongeral is part of a broader strategy designed to expand the Group’s international presence and target more of its financial resources toward businesses that offer attractive growth and higher returns.

“We’re delighted with this opportunity to partner with one of Brazil’s leading life insurance and pension providers,” said AEGON CEO Alex Wynaendts. “Brazil is the largest market for life insurance in Latin America. This step strengthens our position in this growth region and enables us to extend AEGON’s financial strength and expertise for the benefit of a broad customer base.”

In recent years, AEGON has sought to expand its presence in Latin America. In 2006, the Group signed a joint venture agreement with Seguros Argos, one of Mexico’s leading independent providers of life insurance. This latest joint venture will complement AEGON’s existing operations in Brazil, which include AEGON Direct Marketing Services and its life reinsurer, Transamerica Reinsurance.

Formed in 1835, Mongeral is Brazil’s oldest life insurance company. It has 44 offices across the country and distributes products through more than 3,000 registered brokers, serving some 350,000 customers. In 2007, Mongeral had total revenues of approximately EUR 121 million.

“This is an exciting step for us,” said Mongeral CEO Helder Molina. “AEGON will provide additional strength and expertise that we can use to further develop our business in Brazil. Together, we will continue to offer innovative, quality products that help our customers manage their financial resources over the long term.”

The transaction is expected to close by the end of the first quarter of 2009, subject to approval from Brazil’s regulatory authorities.

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+31 (0)70 344 8344	www.aegon.com
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+31 (0)70 344 8305

About AEGON and Mongeral

AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ more than 31,500 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

MONGERAL

Formed in 1835, Mongeral is one of the five oldest companies in Brazil and a pioneer in the life insurance and pension plan market in Brazil. With more than 170 years of uninterrupted business, Mongeral was recognized by the government as the first social security initiative in Brazil. Today Mongeral has more than 500 employees, 3,000 brokers and 44 branches throughout Brazil. The company stands out in the life insurance and pensions market due to its core values: excellence, transparency, valorization of employees, social responsibility and innovation.

AEGON Group Corporate Communications & Investor Relations

Media relations	Investor relations
Phone: + 31 (0)70 344 8344	Phone: + 31 (0)70 344 8305 or + 1 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

Mongeral

Media relations – Luiz Friedheim

Phone: + 5521 2506 3955

E-mail: lfriedheim@mongeral.com.br

Website

www.mongeral.com.br

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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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